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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             Prestige Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   741115109
                                 (CUSIP Number)

                                Rodney M. Propp
                                405 Park Avenue
               New York, New York 10001 Telephone: (212) 421-1117
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 28, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class:) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 741115109                                Page      of       Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rodney M. Propp


   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
2                                                                    (b)  [X]




3  SEC USE ONLY



4. SOURCE OF FUNDS*

      PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [ ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA



                                7     SOLE VOTING POWER
                                         -0-

  NUMBER OF
   SHARES                       8     SHARED VOTING POWER
 BENEFICIALLY                             -0-
  OWNED BY
    EACH
  REPORTING                     9     SOLE DISPOSITIVE POWER
   PERSON                                -0-
    WITH
                               10     SHARED DISPOSITIVE POWER
                                          -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          -0-



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       0%


14   TYPE OF REPORTING PERSON*

          IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 OF 7

                                  SCHEDULE 13D

CUSIP No. 741115109                                Page      of       Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        P-II, Incorporated


   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
2                                                                    (b)  [X]




3  SEC USE ONLY



4. SOURCE OF FUNDS*

      0


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [ ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York



                                7     SOLE VOTING POWER
                                         -0-

   NUMBER OF
    SHARES                      8     SHARED VOTING POWER
 BENEFICIALLY                            -0-
  OWNED BY
    EACH
  REPORTING                     9     SOLE DISPOSITIVE POWER
    PERSON                               -0-
     WITH
                               10     SHARED DISPOSITIVE POWER
                                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

14   TYPE OF REPORTING PERSON*

          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 OF 7

                                  SCHEDULE 13D

CUSIP No. 741115109                                Page      of       Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hanaper Partners, L.P.


   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
2                                                                    (b)  [X]




3  SEC USE ONLY



4. SOURCE OF FUNDS*

      WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [ ]





6  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


                                7     SOLE VOTING POWER
                                          -0-

   NUMBER OF
    SHARES                      8     SHARED VOTING POWER
 BENEFICIALLY                             -0-
  OWNED BY
    EACH
  REPORTING                     9     SOLE DISPOSITIVE POWER
    PERSON                                -0-
     WITH
                               10     SHARED DISPOSITIVE POWER
                                          -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       0%


14   TYPE OF REPORTING PERSON*

       PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 OF 7

                                  SCHEDULE 13D

CUSIP No. 741115109                                Page      of       Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morris Propp


   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
2                                                                    (b)  [X]




3  SEC USE ONLY



4. SOURCE OF FUNDS*

      PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [ ]




6  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                                7     SOLE VOTING POWER
                                         -0-

   NUMBER OF
    SHARES                      8     SHARED VOTING POWER
 BENEFICIALLY                            -0-
  OWNED BY
    EACH
  REPORTING                     9     SOLE DISPOSITIVE POWER
    PERSON                                -0-
     WITH
                               10     SHARED DISPOSITIVE POWER
                                         -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       0%


14   TYPE OF REPORTING PERSON*

        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.    2 OF 7

                                                             Page 3 of 5 Pages

Item 1.  Security and Issuer.
                  The securities to which this statement (the "Schedule 13D") relates are the shares of Common Stock (the "Stock") of Prestige Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at 710 Old Clairton Road, Pleasant Hills, Pennsylvania 15236.


Item 2.  Identity and  Background.

                   This Amendment No. 1 to Schedule 13D (the "Amendment") is filed collectively by the following individuals and entities which are hereinafter referred to as the "Reporting Persons":(1) Morris Propp, a private investor, (2) Rodney M. Propp, a private investor (and cousin of Morris Propp),
(3) Hanaper Partners, L.P., a New York limited partnership, of which all the limited partners are relatives of Morris Propp and Rodney M. Propp, and which is engaged in the business of making investments, and (4) P-II, Incorporated, a New York corporation, all of the stock of which is owned by relatives of Morris Propp and Rodney M. Propp, and which is engaged in the business of managing Hanaper Partners, L.P. and making investments in its own behalf. Each Reporting Person's business address is c/o P-II, Incorporated, 405 Park Avenue, New York, New York 10022, except Morris Propp, whose address is 1035 S. Federal Highway, Delray Beach, Florida 33483. The individual Reporting Persons are both citizens of the United States.

                                                           Page 4 of 5 Pages


Item 4.  Purpose of Transaction.
                   This Amendment is filed by the Reporting Persons to report their sale, on March 28, 1997, of 46,500 shares of the Company's Common Stock, at $16 per share, in a private sale to the Company and a sale of 2,000 shares in the open market on April 2, 1997. Such sales reduce the Reporting Persons' holdings to zero. In addition, Morris Propp has withdrawn his nomination of Rodney Propp to serve as a director of the Company, as reported in the Reporting Persons' original Schedule 13D.










Item 5.  Interest in Securities of the Issuer.
                  The Reporting Persons now own beneficially, in the aggregate, no shares of Stock.







Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer
                   The Reporting Persons do not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, except for their agreement to sell their shares of the Company's Common Stock to the Company, which sale occurred on March 28, 1997, and their agreement to file this Schedule 13D collectively. The Reporting Persons disclaim membership in any group with respect to the securities of the Company.


Item 7. Material to be Filed as Exhibit
                  Not Applicable.

                                                        Page 5 of 5 Pages

Signatures
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





April 3, 1997                   /s/ Rodney M. Propp
                     __________________________________________________________
                                 Rodney M. Propp


April 3, 1997                   /s/ Morris Propp
                              _________________________________________________
                                 Morris Propp



April 3, 1997                   Hanaper Partners, L.P.
                                 By: P-II Incorporated, General Partner

                                 By: /s/ Morris Propp
                                     __________________________________________
                                     Morris Propp, President

April 3, 1997                   P-II, Incorporated


                                 By: /s/ Morris Propp
                                  _____________________________________________
                                     Morris Propp, President